Filed by Inphi Corporation

Commission File No. 001-34942

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Inphi Corporation

Commission File No. 001-34942

Frequently Asked Questions

Marvell – Inphi Transaction

December 17, 2020

Benefits

o         Is there a retirement plan at Marvell?

Yes, Marvell offers a 401(k) program and employer match to US Employees. The plan includes pre-tax 401(k), post-tax Roth, After-tax Contributions and In-Plan Roth Rollovers. The 2021 match is essentially 5% up to $5,000. For more information on the match calculation, please refer to the 401(k) page on www.marvellbenefits.com

o         Is there a retirement plan in Canada? If yes, is there a matching?

Unfortunately, we do not have a retirement program in Canada at this time. We regularly assess our plans in each region to understand market and competitive practices and may make changes to plans in the future as appropriate.

o         Does Marvell also offer a similar “back-door” Roth option like Inphi (to be able to contribute above the $19.5K limit)?

Yes, the Marvell 401(k) plan does allow in-plan Roth Rollovers, otherwise known as a “back-door” Roth.

o         What is the parental leave policy at Marvell?

Marvell provides up to 12 weeks paid time off to care for and bond with a new child. Birthing parents are eligible for additional time off through state disability and pregnancy leave programs. For more information on the leave programs offered at Marvell please visit www.marvellbenefits.com/perks/time-off-programs.

o         The Inphi tuition reimbursement policy currently says that an employee must stay with Inphi within the next 2 years --- if the employee’s position is eliminated, will he/she have to pay up?

If the employee’s position is eliminated as a result of the closing of the acquisition, the employee will not be liable to repay the tuition reimbursement.

o         Does Marvell have a service award program? What will happen to the Inphi service award program after the deal closes?

No, Marvell does not have a global service award program at this time, however, some countries have local service award programs. The Inphi service award program will remain until the transaction close date.

o         What is Marvell’s Vacation Policy?

Marvell’s vacation policies vary by country based on legal requirements and local practices. In the US, Marvell has a Flexible Vacation Policy for Exempt employees and accrued Flexible Time Off (FTO) for Non-exempt employees. Flexible Vacation and FTO are not the only types of time off offered by Marvell for US employees. Please go to www.marvellbenefits.com/perks/time-off-programs for a list of all the types of time off provided for US employees.

Flexible Vacation Policy (Exempt U.S. employees)

Exempt employees in the U.S. may take vacation as needed and/or desired, with no minimum or maximum entitlements, subject to the reasonable approval of their manager.  Time off taken pursuant to this policy may be used for relaxation, rest, travel, recreation, observance of religious holidays that are not Company holidays, and other personal activities.

Approval Process

The Company wants to ensure that employees enjoy time off, and encourages employees covered by this policy to work with their managers to schedule their desired time off each year for relaxation, travel, and recreation. All employees have the opportunity to take the desired amount of vacation, although some employees may choose to take less vacation than others. Employees decide when and how much time off to take, but must discuss their vacation needs in advance with their immediate manager, who will approve vacation requests subject to business needs. Approval of vacation requests will be based on a review of appropriate business considerations and needs including, without limitation, project deadlines and the needs of the business unit, other team member absences, and the employee’s workload and ability to satisfy work commitments and duties. These criteria are designed to ensure the policy is applied equitably and administered fairly. A request may be denied or postponed by a manager based upon the manager’s evaluation of those, and similar, criteria. Requests for foreseeable time off should be made as far in advance as is reasonably possible. This will help ensure that your request can be granted. When an unexpected need for vacation arises, reasonable requests will be granted if they can be accommodated based on the criteria discussed above. All vacation must be entered into Workday, in advance whenever possible.

Although there is no minimum or maximum annual expectation or entitlement, generally any single request for continuous vacation time should not exceed 15 consecutive business days without VP approval. Any employee who believes s/he cannot take the desired amount of time off under this policy due to workload should report that concern to the manager.

Flexible Time Off (FTO) (Non-exempt U.S. employees)

FTO is an accrued vacation program for non-exempt employees that provides time off for vacation or personal business.

●	0 - 4: Years of Service: 15 days/year accrual rate

●	5 - 9: Years of Service: 20 days/year accrual rate

●	10 - 19 Years of Service: 22 days/year accrual rate

●	20+ Years of Service: 24 days/year accrual rate

●	Accrual limit: 320 hours

o         For staff whose medical insurance for self and / or family, is now paid by Inphi, what is expected to happen for staff moving over to Marvell?

Marvell is currently in the process of reviewing the Inphi benefit programs and developing the benefit transition plan. If you are interested in learning more about the Marvell benefit programs that are currently offered and costs please visit www.marvellbenefits.com.

o         What will happen to US employee’s accrued PTO when we move to Marvell’s flexible vacation policy?  Will it be cashed out?

Marvell is currently in the process of reviewing the Inphi time off program and developing the time off transition plan.

o         Are Marvell’s US benefits plans self-insured?  Would a separating employee be eligible for both COBRA & Cal-COBRA?

Marvell’s US health plans offered through Anthem are self-insured. Kaiser, Tufts, and MVP plans are fully-insured. All US employees are eligible for COBRA coverage upon termination. Anthem and Kaiser members will be eligible for CAL-COBRA.

o         Inphi provides all employees a free lunch every Wednesday.  Will this continue?

Marvell does not provide free meals to employees. The Santa Clara cafe offers subsidized meals three times per day. Food services vary at the other office locations with most providing Complimentary coffee and tea.

Compensation

o         Which broker Marvell is using for ESPP and RSU?

Marvell uses E*Trade.

o         Is Marvell’s ESPP offered in all countries?

Marvell’s ESPP is offered in most countries, but enrollment is subject to local regulatory approval where required.

Site Specific / Facility Consolidation

o         Facility consolidation – will we have to move into the Marvell building in SCL?

Our companies share some common locations, and during integration planning we will assess opportunities to combine nearby teams into a single location where practical.

o         Will WLV site continue?

We have not made any decisions in regard to specific sites. We will assess and determine our site strategy during the integration planning process.

o         What are the plans for the PEN site? Will Marvell close PEN again?

Answer is same as above.

o         What are the plans for the TWN, SGP and Cortina sites?

Answer is same as above.

o         Will Marvell announce if they plan to keep specific Inphi office locations ahead of the close? (Pavia, Ottawa, and Malaysia are concerned.)

We understand the concern, we will assess and determine our site strategy during the integration planning process and communicate accordingly.

o         What functions do they have at the IRV site?

Marvell has a number of different functions at their Irvine office including Finance, Human Resources, Legal, Sales, IT, Operations and engineering teams in the PHY, Automotive, and Server Connectivity business units.

General Questions

o         Will Marvell recognize the seniority of staff joining Marvell from Inphi?

Yes

o         Will there be opportunities for engineers to grow and expand their roles at Marvell?

Marvell is committed to providing ongoing learning and development opportunities for all employees and support those who are interested in growing their careers with Marvell.

o         Will Marvell management visit all Inphi sites? Engineers want to discuss and share what they work on.

At this time due to the local restrictions associated with the COVID pandemic, and in the interest of the safety and wellbeing of our employees, the vast majority of Marvell’s employees are working from home except for a small number of essential workers who are coming into the office, or where offices have been approved to return to in-person operations, such as in China and Taiwan. Given the uncertainty of when conditions may change that make it safe to travel and meet with groups in-person, we are exploring opportunities to meet with employees virtually. As plans evolve, we will communicate further.

o         How will the H-1B transfers happen? Will the same law firm be used?

The law does not require, and it is common practice that employers do not file an amended H-1B after the new employer (i.e. Marvell) acquires another company (i.e. Inphi). This practice is called Successor in-Interest and Marvell follows this practice. Instead, Marvell will confirm that Inphi will not withdraw or revoke any H-1B visas. When it's time to extend the H-1B status, Marvell will apply for the extension and simultaneously amend the H-1B to Marvell. Marvell engages with the law firm of Epstein, Becker and Green (EBG) for all immigration related matters. Additional information will be provided to all visa holders as we get closer to the closing of the transaction.

o         Most employees are working remotely, what is Marvell’s policy both now and after the pandemic?

Marvell previously communicated to all employees globally that they should plan to work from home through June 2021. Marvell does have a small number of “essential employees” who come to the office regularly in each site, in accordance with local restrictions, and has “re-opened” offices in certain locations, such as China and Taiwan, where it was approved and deemed safe to do so (ranging from 20% to 100% capacity). Marvell has not yet announced its post-pandemic work-from-home plans.

Additional Information and Where to Find It

This communication relates to a proposed transaction between Marvell and Inphi. In connection with the proposed transaction, Marvell and Inphi will cause the newly formed company which will become the holding company of Marvell and Inphi following the transaction (“HoldCo”) to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a document that serves as a joint proxy statement of Marvell and Inphi and a prospectus of HoldCo referred to as a joint proxy statement/prospectus. A joint proxy statement/prospectus will be sent to all Inphi stockholders and all Marvell shareholders. Each party also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF INPHI AND INVESTORS AND SECURITY HOLDERS OF MARVELL ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors, Marvell shareholders and Inphi stockholders may obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents that are filed or will be filed with the SEC by Marvell, Inphi or HoldCo through the website maintained by the SEC at www.sec.gov.

The documents filed by Marvell with the SEC also may be obtained free of charge at Marvell’s website at www.marvell.com or upon written request to Marvell Technology Group Ltd. at 5488 Marvell Lane, Santa Clara, CA 95054.

The documents filed by Inphi with the SEC also may be obtained free of charge at Inphi’s website at www.inphi.com or upon written request to Inphi Corporation at 110 Rio Robles, San Jose, California 95134.

Participants in the Solicitation

Marvell and Inphi and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Inphi’s stockholders and from Marvell’s shareholders in connection with the proposed transaction. Information about Inphi’s directors and executive officers and their ownership of Inphi’s common stock is set forth in Inphi’s proxy statement for its 2020 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 21, 2020. Information about Marvell’s directors and executive officers is set forth in Marvell’s proxy statement for its 2020 Annual General Meeting of Shareholders on Schedule 14A filed with the SEC on May 28, 2020. To the extent that holdings of Inphi’s or Marvell’s securities have changed since the amounts printed in Inphi’s or Marvell’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act with respect to the proposed transaction between Marvell, Inphi and HoldCo, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of each company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or HoldCo’s ability to integrate the businesses of Marvell and Inphi or due to unexpected costs, liabilities or delays; (iii) the ability of the parties to obtain or consummate financing or refinancing related to the transactions upon acceptable terms or at all; (iv) potential litigation relating to the proposed transaction that could be instituted against Marvell, HoldCo or Inphi or their respective directors; (v) the risk that disruptions from the proposed transaction will harm Marvell or Inphi’s business, including current plans and operations; (vi) the ability of Marvell or Inphi to retain and hire key personnel; (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (viii) risks relating to the value of the HoldCo shares to be issued in the transaction; (ix) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (x) the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; (xi) legislative, regulatory and economic developments affecting Marvell or Inphi’s businesses; (xii) general economic and market developments and conditions; (xiii) the evolving legal, regulatory and tax regimes under which Marvell, HoldCo and Inphi operate; (xiv) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Marvell’s and/or Inphi’s financial performance; (xv) restrictions during the pendency of the proposed transaction that may impact Marvell’s or Inphi’s ability to pursue certain business opportunities or strategic transactions; (xvi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Marvell’s and Inphi’s response to any of the aforementioned factors; (xvii) failure to receive the approval of the securityholders of Marvell and/or Inphi; and (xviii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Marvell and Inphi described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Marvell and Inphi assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Marvell nor Inphi gives any assurance that either Marvell or Inphi will achieve its expectations.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or